UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C. 20549

                      SCHEDULE 13G

          Under the Securities Exchange Act of 1934
                     (Amendment No.  )

                      PHH Corporation
                      (Name of Issuer)

                       Common Stock
               (Title of Class of Securities)

                       693320103
                    (CUSIP Number)

Check the following box if a fee is being paid with this statement: (x'ed box)

1       NAME OF REPORTING PERSON:                     PHH Corporation
                                                 Employee Investment Plan
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(*)
              (a) (box)
              (b) (box)

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION
        Maryland


5       SOLE VOTING POWER

       NUMBER         6    SHARED VOTING POWER
     OF SHARES             873,899
    BENEFICIALLY
     OWNED BY
        EACH          7    SOLE DISPOSITIVE POWER
     REPORTING
    PERSON WITH

8      SHARED DISPOSITIVE POWER
     873,899

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     873,899

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES(*)
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       5.15%

12      TYPE OF REPORTING PERSON(*)
        EP

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1       NAME OF REPORTING PERSON:      Roy A. Meierhenry

        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) (box)
              (b) (x'ed box)

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

5       SOLE VOTING POWER

       NUMBER         6    SHARED VOTING POWER
     OF SHARES             873,899(1,2)
    BENEFICIALLY
     OWNED BY
        EACH          7    SOLE DISPOSITIVE POWER
     REPORTING
    PERSON WITH

8       SHARED DISPOSITIVE POWER
        873,899(1,2)

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        873,899(1,2)

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES(*)

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        5.15%(1,2)

12      TYPE OF REPORTING PERSON(*)
        IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.
         (a)     Name of Issuer:                 PHH Corporation

         (b)     Address of Issuer's Principal Executive Offices
                 11333 McCormick Road, Hunt Valley, Maryland 21031

Item 2.
    PHH Corporation Employee Investment Plan provides the following information:
         (a)     Name of Person Filing:   PHH Corporation Employee Investment
                                          Plan
         (b) Address of Principal Business Office or, if none, Residence 11333 McCormick Road, Hunt Valley, Maryland 21031
         (c)     Citizenship:    Maryland
         (d)     Title of Class of Securities:   Common Stock
         (e)     CUSIP Number:        693320103

    Roy A. Meierhenry is filing as the Trustee of the PHH Corporation Employee Investment Plan and provides the following information solely because of that relationship:

         (a)     Name of Person Filing:          Roy A. Meierhenry
         (b) Address of Principal Business Office or, if none, Residence 11333 McCormick Road, Hunt Valley, Maryland 21031
         (c)     Citizenship:    United States
         (d)     Title of Class of Securities:   Common Stock
         (e)     CUSIP Number:   693320103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
         (a)(box) Broker or Dealer registered under Section 15 of the Act
         (b)(box) Bank as defined in Section 3(a)(6) of the Act
         (c)(box) Insurance Company as defined in Section 3(a)(19) of the Act
         (d)(box) Investment Company registered under Section 8 of the Investment Company Act
         (e)(box) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
         (f) (x'ed box)(3) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see (section sign)240.13d-1(b)
                  (1)(ii)(F)
         (g)(box) Parent Holding Company, in accordance with
                  (section sign)240.13d-1(b)(ii)(G) (Note:  See Item 7)
         (h)(box) Group, in accordance with
                  (section sign)240.13d-1(b)(1)(ii)(H)

(3) This response is provided on behalf of the PHH Corporation Employee Investment Plan, a 401(k) plan subject to the provisions of ERISA, and the trustee of the Plan, Roy A. Meierhenry.

Item 4.  Ownership
    If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

    PHH Corporation Employee Investment Plan provides the following information:
    (a)   Amount Beneficially Owned:                 873,899
    (b)   Percent of Class:   5.15%

    (c)   Number of shares as to which such person has:
          (i)   sole power to vote or to direct the vote:
          (ii)  shared power to vote or to direct the vote:          873,899
          (iii) sole power to dispose or to direct the disposition of:
          (iv)  shares power to dispose or to direct the     disposition
                of:  873,899

Roy A. Meierhenry is filing as the Trustee of the PHH Corporation Employee Investment Plan and provides the following information solely because of that relationship:

    (a)  Amount Beneficially Owned:                 873,899(1,2)
    (b)  Percent of Class:   5.15%(1,2)
    (c)  Number of shares as to which such person has:
         (i)   sole power to vote or to direct the vote:
         (ii)  shared power to vote or to direct the vote:        873,899(1,2)
         (iii) sole power to dispose or to direct the disposition of:
         (iv)  shared power to dispose or to direct the disposition
               of:      873,899(1,2)

(1) The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for any purpose.

(2) These shares represent the same shares previously listed by the PHH Corporation Employee Investment Plan and are not cumulative.

Item 5.  Ownership of Five Percent or Less of a Class
    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (box).

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         The PHH Corporation Employee Investment (401(k)) Plan is an employee benefit plan, subject to the provisions of ERISA, the trustee for which is Roy
A. Meierhenry, the Chief Financial Officer of PHH Corporation.

         The Trustee of the Plan (i) votes the shares of PHH Corporation common stock held by the Plan (the "Plan Shares") for the accounts of the Plan participants upon the direction of the Plan participants, and if no such direction is given, the Trustee, in accordance with the Plan's administrative rules (of which the Plan participants are notified) votes such shares. The Trustee of the Plan acquires and disposes of the Plan Shares in the ordinary course of business at the direction of the Plan participants, and in certain other cases (such as the default by a Plan participant in the repayment of a Plan loan) where liquidation of a participant's Plan account is required by the terms of the Plan.

Item 9.  Notice of Dissolution of Group

        Not applicable.

Item 10. Certification
         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                           SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         The parties agree that this statement is filed on behalf of each of them.

Dated: June 2, 1995

                              PHH CORPORATION EMPLOYEE INVESTMENT PLAN

                                 By:
                                             Signature



                                 Roy A. Meierhenry, Plan Trustee
                                             Name/Title



                                  Roy A. Meierhenry